UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 10 December 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Graham Briggs
Chief Executive Officer
+27(0) 83 265 0274
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground mines
and 1 open pit operation and several
surface sources in South Africa. Our
assets in PNG – an open pit mine
(Hidden Valley), as well as the significant
Golpu project – are held in a joint
venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock Exchange.
The bulk of our shareholders are in
South Africa and the United States.
Additional information on the company is
available on the corporate website,
www.harmony.co.za.
Fatality at Harmony’s Target mine
Johannesburg: Thursday, 10 December 2015
.
Harmony Gold Mining Company
Limited (“Harmony”) regrets to advise that an employee was fatally injured yesterday following a fall of ground accident at its Target mine in Welkom in the
Free State province.
Investigations into the accident are underway.
Harmony’s management team wish to express their deepest condolences to the members of the deceased's family, friends and colleagues.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 10, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial
Director